Invest in Rad Intelligence

Technology · Media · Marketplace · Marketing · Advertising

Platform providing advertiser content for users to share

RADINTELLIGENCE.COM SANTA MONICA CALIFORNIA



RAD
ITS IN DIGITAL MEDIA | AUTOMATED INFLUENCER MARKETING FOR SMALL AND MEDIUM SIZED BUSINESSES | CEO JEREMY BARNE



Two BIG problems affected our digital advertising efforts @my last venture. We were overly dependent on Facebook and influencer marketing was very confusing. It's no coincidence that most online advertisers share these exact same problems and waste billions of dollars each year on stale solutions.

Jeremy Barnett CEO & Founder @ Rad Intelligence

Why you may want to invest in us...

1. CEO is 3X Founder, 2 exits. Lead investors @previous venture are also Rad's lead investors
2. Over $1.1m raised from professional investors Dzhel Ventures & Expert Dojo
3. 400% revenue growth from Q1-Q2, 1000% user growth from Q1-Q2, Grew from 4 to 16 clients in 2020
4. Expierenced management; the RAD founding team has 5 exits in digital media and marketing
5. Recurring model, 16+ customers including CitizenNet, Nikola Motors, Noovie, Ranker, Spin.com & SMBs
6. SMB renewal rate >80%, annual customer value = $9000, new customer acquisition (CAC) = $450
7. Microsoft backed, accepted in January 2020 to the MSFT for startups program

Why investors ❤ us

WE'VE RAISED $1,232,600 SINCE OUR FOUNDING



RAD Intelligence brings the power of data and analytics to marketing! Any brand owner knows, there is a "marketer" on every corner. Promising "real results", but we all know how the story ends. Tons of money spent, average results and not a lot clarity on where the 'actual' winning results came from.

RAD Intelligence is solving this problem. Jeremy and his team have built a robust data analytics platform. That helps brands really make intelligent and informed decisions on their marketing campaigns. We have tested the platform and are extremely impressed with the results we are seeing on our campaigns.

Of course, when it comes to the idea

... read more

Chris Graebe CEO at StartupCamp, Investor at RagingBull

LEAD INVESTOR | INVESTING $40,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Jeremy Barnett
CEO & Founder
**3X founder & CEO of Rad Intelligence *Co-host of Rad Intelligence for Influencers podcast *Co-founder/CEO of Trendy Butler, exited '17 *OSF.org - 14,000 Kids, 28 countries & 68 computer centers *Accepted to Micorsoft for Startups*



Aaron Kuntz
Co-founder | CFO
**Co-founder and Board member @Rad *Lead Genesis, Acquired *COO, Datamyx, formely MarketerNet *Experian *M.S, Northwestern University*



Marco Hansell
Chief Revenue Officer
**Co-host Rad Intelligence for Influencers podcast *Former Founder/CEO Speakr *Founder Twit Mob *Structured 7 figure deals with Conde' Nast, OMD, Havas, Micorsoft, Fox, Universal and many more*



George Michalopoulos
Partner | Product & Strategy
**Founder, Vitamin Vape *Investor Trendy Butler & RAD *Commodities, The Citadel *Economics, University of Chicago*



Leah Kim
Director | Client Operations
**Management and support of RAD Platform between advertisers & influencers *Support in phasing out of MVP Product & building of Version 2.0 of Influencer DSP Platform *Cal-state Fullerton, 2018*



Peter Wang
Director | Rad Community
**Marketing, AirJulep *Community & Growth, 360 Labs S.F. *Founder & CEO, Grow Your Funnel *Director Marketing, Talent Seer*



Natacha GJ
Strategic Partner | Technology & Operations
**CEO & Founder, Swoon.ai *Forbes Council contributor *Partner & SVP Client Relationships, Tonik+ *Sr, Project Manager, Fox *Director of Production, Hyfn (acquired)*

In the news

Downloads

Rad Investor Deck

The Story of Rad Intelligence

Our founder & CEO, Jeremy Barnett had a crazy idea after exiting Trendy Butler in late 2017. So he assembled a management team that has already gone to war together! A management team that consists of four (4) former CEO/founder types, three (3) investors from previous ventures, two (2) oddly cool developers, one (1) Serbian track star and two (2) operations specialists!


RAD

Rad Team Meeting, June 2020!

The Big Problem.

We faced this ourselves — our founding team has collectively built **9 online businesses** (crazy, we know...) using a combination of Facebook and Influencer marketing. Oddly, we all suffered from the exact same advertising problems while building these businesses. Firstly, all of us were overly dependant on Facebook to acquire new customers.



BOTS
AUDIENCE TARGETING
BAD TRACKING
INCORRECT CHANNEL
LACK OF DATA
OVER $75 BILLION A YEAR IS WASTED ON INEFFECTIVE DIGITAL MARKETING CAMPAIGNS
STALE CREATIVE
POOR STRATEGY
BAD DESIGN
AD FRAUD
Overlapping Audiences

Digital advertising problems, 2020.

Moreover, influencer marketing had become way too expensive and is fundamentally broken. **So we developed a scaleable way for brands to use influencers to drive meaningful return on ad spend (ROAS).**

Rad was born.



Platform Demo with Explanation
Watch later
Share
INFLUENCER WRITES CUSTOM COPY FOR THE CONTENT THEY'VE CHOSEN TO SHARE

The **BIG IDEA** is to allow brands to distribute already made digital content (blogs, videos, and articles) across real social media user feeds. By paying influencers (small, medium, and large) to share already made content with their audience, **we eliminate risk, time and over-priced middle men.** Our hypothesis was that brands would benefit exponentially by using the **network effect of real social media users, transparnent tracking and performance based results.**

And our theory worked! We've been growing like crazy since we lauched domestically, and have no plans of slowing down.

Quarterly and expected revenue snapshot.



$403,901
$221,003
$125,107
$31,528
$10,089
PHANTOM
Q4, 2019
Q1, 2020
Q2, 2020
Q3, 2020
Q4, 2020

RAD revenue growth and 2020 projections.

Here's how advertisers use RAD.

RAD (our product) is simple, effective and easy to use. You don't need a marketing PHD to use our platform. Small and medium sized business's use RAD to drive targeted traffic and conversions (sales).



ADVERTISERS PROVIDE THE CONTENT
"STEP 1"
ADVERTISERS PROVIDE AND PRICE THE CONTENT THEY WANT SHARED
ADVERTISERS PRICE THE CONTENT
REVENUE PER CLICK

Step 1 - Advertisers designate the price and content they want to share.

And here's how influencers share the content and make money!

The world has recently changed into a virtual environment leaving tons of influencers without work and pay. The RAD platform enables small and medium sized influencers to make side income each month without having to create any new content. This is a lucky twist of fate -- right place, right time. And we siezed the moment!


"STEP 2"
USERS SHARE TO THEIR SOCIAL FEED
CONTENT IS SELECTED BY RAD'S USERS

Step 2 - Users select, share and get paid for the content they share.

And boom — it works!

Not only did it work, but we crushed expectations. We tested in Latin America and improved our clients user base by **300%**. We've got something special folks!


CASE STUDY | CLIENT #1
INFLUENCER PLATFORM
A SUSTAINED LIFT OF 3X WAS REALIZED
CLIENT #1 / RESULTS
1,000 Influencers
27,000 posts
8,000 articles
19m reached
37m impressions
1,300 unique posts per influencers
3,200 impressions per post
4.4m unique click thru's
12m page views
BEFORE
DURING
PERMANENT LIFT
Users vs. Month Index
CONFIDENTIAL
RADINFLUENCER
INFO@RADINTELLIGENCE.COM

Case Study Latin Amercian Publisher

Then, we needed to educate the world as to why influencer marketing is broken.

RAD's CEO and Founder Jeremy Barnett made it his mission to tell the world about everything that is wrong with influencer marketing. We started in our back yard by educating the leaders of tomorrow at **USC Marshall's** top-ranked MBA program.

USC Marshall | How to use Influencers with Jeremy Barnett


USC Marshall | Rad Chat W/ Jeremy Barnett
Watch later
Share
Jeremy Barnet
CEO of RAD Intelligence
RAD CHAT | USC MARSHALL
USC University of Southern California

Next, we launched the Rad Intelligence for Influencers Podcast with CEO Jeremy Barnett and CRO Marco Hansell.

Below is a snippet of one of our super fun shows where Marco and I typically interview the best in the game about influencer marketing. In the below snippet, Marco talk about why RAD is RAD for small and medium sized businesses. We've been getting the word out and setup a You Tube channel


6 - Why Rad is Perfect for Small and Medium Sized Busines...
Watch later
Share
for Influencers
RAD
MARCO HANSELL
CRO | RAD INTELLIGENCE
JEREMY BARNETT
CEO | RAD INTELLIGENCE
AVAILABLE ON ALL MAJOR PLATFORMS:
SUBSCRIBE

Now, we're showing the world!

In September of 2019, we produced our first marketing video made for acquiring users onto our platform. Since Rad Influencer is a marketplace, we needed 1000's of users to ensure we'd be able to deliver meaningful results for advertisers.

Our first user acquisition video for Rad Influencer.


MAKE MONEY USING THE RAD INFLUENCER MARKETPLA...
Watch later
Share
very "influential" person

Then, we aligned RAD with Microsoft!

It's always good to sprinkle a little Microsoft into any startup growth plan. After 6 months and two dozen phone calls..... RAD got approved for the **Microsoft for Startups** program. Big thanks to Huaxin Gong (RAD's secret ninja) and Mr. Dean Jones of Microsoft for working with us to get this done.


Microsoft
Microsoft for Startups
Welcome, Rad Technologies Inc.!
Congratulations on your approval to the Microsoft for Startups program.
Microsoft For Startups
2020
IS OFF TO A GOOD START!
#PUSHHARDER

Big thanks to Bill Gates for supporting startups!

In November of 2019, RAD launched!

The Covid-19 pandemic has affected humanity in ways we can't yet comprehend. I'm proud to say our RAD team has never been more unified. Furthermore, our platform has proven to be a source of stability for advertisers and users during this challenging time. Even with so much turmoil, RAD is growing like crazy! We are one of the companies breaking through and don't intend on ever looking back.

Below are some quick clips from some of our **early professional investors**.


Rad Investor Shotout || Brian MacMahon
Watch later
Share

People are starting to listen, here's why...

The need for easy to understand digital advertising solutions have never been greater. Today, online advertisers use over-crowded and complex social media channels like influencer marketing, Facebook and Instagram to drive website visits. A new virtual economy shows online usage has **increased by 70%** across the world and people are spending **35% more money** online each month -- The opportunity is *now!*

New activations with **Citizen Net**, **NikolaMotors.com**, **RagingBull.com** and **Noovie.com** demonstrate product adoption as larger brands are starting to shift budget to Rad's platform. As we continue to get momentum, we've also identifed a need with small & medium sized businesses. Specifically, **9 out of our 16 clients** represent this client type. Revenue will grew **400%** in the second quarter (April, May and June) of 2020. Our client base has grown from 4 to 16 clients since Jan 1st, 2020. We expect to continued growth as through the third quarter with several **new advertiser activations and renewals.**


sensate
DNA
SWELL COUNTRY
RagingBull
SPIN
noovie
NCM
PREPDECK
TO THE MOON
AMPLIFY
DELFINA SKIN
HAPPY AGAIN
Ranker
REPUGEN
NIKOLA
CitizenNet
CONDÉ NAST
EXPERT DOJO

Rad platform advertisers, 2020

Check out what RAD advertisers have to say!

It's time to raise some money and put gas on the fire! **Clients are renewing** and new campaigns are getting activated weekly. We've identified a specific need for RAD with small and medium sized businesses. We have lots of work to do and opportunity is knocking. For this reason, 40% of the funds raised will be spent on the following technology upgrades. The market we are going after is absolutely huge. Over $120 billion dollars each year gets spent on digital advertising, just in the United States.


Rad Influencer Advertiser Testimonials
Watch later
Share

The total addressable market is growing.

The world is changing. Uncertainty is a sentiment across several sectors. Despite these unprecedented times, **digital media and advertising has never been stronger.**
We expect continued sector growth and have positioned RAD to be the **gold standard** for automated influencer marketing. The growth opportunity is signifigant; any brand on the internet can be a client of RAD's. Our current client profile across 16 advertisers is composed of **publishers, content rich brands, and SMBs.**


Digital Ad Spending Worldwide, 2018 - 2023
Billions, % change and % of total media ad spending
$283.35
$333.35
$384.96
$435.83
$479.20
$517.51
45.9%
50.1%
53.6%
56.6%
58.8%
60.5%
21.4%
17.6%
15.5%
13.2%
10.0%
8.0%
2018
2019
2020
2021
2022
2023
Digital Ad spending
% change
% of total media ad spending

Source, eMarketer | https://www.emarketer.com/content/global-digital-ad-spending-2019

Here's how RAD will use the money we raise on Wefunder.

- Deeper API integrations with Facebook and Instagram

- Shopify marketplace integrations

- Advertiser onboarding automation

- Advertiser media buying tools

- Content regeneration


31%
16%
28%
33%
SMB
shopify
MEDIA BUYING TOOLS
SHOPIFY MARKETPLACE
API INTEGRATIONS
CONTENT REGENERATION

The funds raised on Wefunder will be used to create media buying tools for online advertisers using RAD. Building into the **Shopify marketplace** and continued API integrations with **Facebook and Instagram** will require additional development resources to properly deploy. Lastly, investing resources into the sales automation of small and medium sized advertisers will further demonstrate a scalable business model.

Investor Q&A

— COLLAPSE ALL

What does your company do?

Rad is the first fully automated influencer marketing solution for small businesses online. Brands provide us their best digital content, set the price and budget of that same digital content and pay only for the website visits RAD drives. We use real social media users to distribute the content to their social media audiences and drive the website visits.

Where will your company be in 5 years?

Rad Intelligence is set to be a leading company in online advertising and content distribution. With this "new" virtual economy that has resulted from Covid-19, online usage is up 70% while eCommerce spending has also increased 35%. Over $110 billion each year gets spent on online advertising, just in America. Studies estimate that over 40% of that 110 billion is wasted. Spending on Influencer Marketing has grown from $4.5 billion/yr to $10 billion/yr since 2017; this positions RAD perfectly to effectively serve a growing industry

Why did you choose this idea?

Two BIG problems affected our digital advertising efforts @my last venture. We were overly dependent on Facebook and influencer marketing was very confusing. It's no coincidence that most online advertisers share these exact same problems and waste billions of dollars each year on stale solutions.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Online advertising continues to be the #1 driver of revenue and sales for brands across the world. Each year, advertising budgets grow by the billions, yet new scalable solutions are more scarce than ever. Capturing the consumers attention has also become more challenging by the year. Most new marketing platforms are either confusing, expensive or produce sub-standard results. RAD is the first marketplace that uses the network effect of real social media users to drive website sales, traffic and awareness. By focusing on performance driven results opposed to meaningless vanity statistics, RAD has been able to create a new scalable marketing channel.

How far along are you? What's your biggest obstacle?

The platform was launched in Nov'19. Marketplace revenue has doubled almost every month from $10,887 in February to $20,201 in March. In April and May'20, we've already booked over $71,000 in platform revenue. We've grown from 4 platform clients in Jan'20 to 16 clients by the end of May'20. WE will grow over 400% in the second quarter of 2020, with a mix of clients that include small online businesses, content rich brands and publishers. Even with the worldwide slowdown due to Covid-19, RAD will hit $100,000 in monthly recurring revenue by the end of third quarter, 2020. Our biggest obstacle will be scaling our RAD team and workforce to keep up with the product demand resulting from COVID-19. This challenge also presents opportunities to become the gold standard influencer marketing technology platform.

Who competes with you? What do you understand that they don't?

Taboola, Outbrain and Trade Desk are our closest competitors.

THEM- Brands typically engage with social media influencers to create custom user generated content. This process is expensive, time consuming and not trackable.

RAD- uses already made digital content opposed to creating new assets. This creates an easy to use and repeatable process for advertisers looking for performance based influencer marketing.

RAD users (social media influencers) share content and get paid for the performance. This is the equivalent of a "warm" referral opposed to low quality click bait.

How will you make money?

We are currently at market and producing revenue.

1) Brands set a monthly budget, for example maybe they want to spend $5000 in month on advertising.

2) Brands set the cost per unique website visit for each piece of content they want distributed.

3) Brands only pay for unique website visits generated from the influencer sharing the content.

4) Rad and the influencer do a 50/50 revenue share on the clicks generated.

5) Gross margins are 38% on most campaign budgets.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Market conditions associated with COVID-19 present product adoption risks for new advertising channels. Aside from this, Facebook algorithms are constantly changing which alters organic reach and performance. Most importantly, RAD requires investment capital to effectively compete and maintain its first mover advantage. While these risks are certainly important, continuing to service both new and renewal customers provides the social proof needed for continued adoption. Early adoption strategies are primarily focused on servicing small digital commerce brands and ensuring they renew. Fast sales cycles and always on campaigns triggers larger brand tests which snowballs into wider market adoption.

Financials

Rad Intelligence has financial statements ending December 31 2019. Our cash in hand is $300,000, as of May 2020. Over the three months prior, revenues averaged $7,457/month, cost of goods sold has averaged $7,667/month, and operational expenses have averaged $41,098/month.

At a Glance

January 1 to December 31

$672,189 +145%
Revenue

-$706,123
Net Loss

$199,167 +438%
Short Term Debt

$910,000
Raised in 2019

$300,000
Cash on Hand
As of 05/11/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Over $50B yearly gets spent on the creation of digital content and most of it is never viewed. Rad is the first content distribution marketplace that uses the network effect of real social media users to solve this problem. Similar to Google Adwords, advertisers set the price and budget for digital content (blogs, videos or product pages) and pay only for the unique clicks generated from each placement.

We hope Rad Intelligence is set to be the leader in already made digital content distribution. Over $50b gets spent by online advertisers each year on the creation of new digital content. Spending on Influencer Marketing has also grown from 4.5b to almost $10b dollars a year since 2017.

Milestones

Rad Technologies Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

- CEO/Founder Jeremy Barnett exited his last venture backed startup Trendy Butler in 2017; built to $20mm/yr in run rate less than 3 years.
- Experienced management; the RAD founding team has 5 exits in digital media, marketing and communications.
- Over $1.1m raised, Venture investors Dzhel Ventures (both lead investors of founding team's last venture) & Expert Dojo.
- We launched in Nov'19, already have 16 platform clients & revenue is $34,000/mo; verifiable pipeline revenue of $1.2m Y1 of operations.
- Always on customers include Citizen Net, a Conde' Nast company, Nikola Motors, Noovie, Ranker, Habu and 10+ small & medium sized businesses.
- Accepted to Microsoft for Startups.
- Support a work from home economy, RAD is the first marketing channel where social media users w/ 2500+ fans earn up to $600/mo. from home.

Historical Results of Operations

Our company was organized in October 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $672,189 compared to the year ended December 31, 2018, when the Company had revenues of $274,400. Our gross margin was 64.57% in fiscal year 2019, compared to 17.44% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $284,504, including $2,093 in cash. As of December 31, 2018, the Company had $215245 in total assets, including $108,519 in cash.
- *Net Loss.* The Company has had net losses of $706,123 and net losses of $340,525 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $923,934 for the fiscal year ended December 31, 2019 and $261,052 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $310,000 in debt, $272,000 in equity, $500,000 in convertibles, and $100,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Rad Technologies Inc. cash in hand is $300,000, as of May 2020. Over the last three months, revenues have averaged $7,457/month, cost of goods sold has averaged $7,667/month, and operational expenses have averaged $41,098/month, for an average burn rate of $41,308 per month. Our intent is to be profitable in 15 months.

Most recently, we've closed several meaningful deals and gotten SBA EIDL loan funding. Both of the events have stabilized our cash flow position and improved our burn rate.

Q2, 2020 - revenues we expect (but can't guarantee): $127,000

Q3, 2020 - revenues we expect (but can't guarantee): $349,000

Expenses - Current burn rate is $40,000/mo which we expect will stay steady of the next 6 months. As we grow revenue, we are investing back into the company.

If needed, the founder and two partners have liquidity if/when the company needs financial support. We are hoping to raise $1,500,000 total in this round (including Reg D and Reg CF).

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-105%

Gross Margin:
65%

Return on Assets:
-248%

Earnings per Share:
-$0.07

Revenue per Employee:
$134,438

Cash to Assets:
1%

Revenue to Receivables:
11,644%

Debt Ratio:
325%

RAD Technologies Inc. 12-31-19 FS.pdf

Risks

1. Securing executives and top tiered development talent is challenging against better funded competitors

2. Organic reach is constantly changing on social platforms which can reduce campaign efficacy.

3. API integrations for channel partners like Facebook and Instagram can change to our detriment.

4. Covid-19 reduces early adopters threshold to activate new marketing innovation and test budgets.

5. Covid-19 takes longer for the US economy to recover than expected thus causing extended pauses in new client activations.

6. Company clients / partners go out of business and don't pay their invoice and/or aging accounts receivable.

7. A better funded competitor beats us to the punch and grabs posistion, clients and market share.

8. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

9. Marco Hansell is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

10. Aaron Kuntz is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

11. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Krista Waddell (Dzhel Ventures)	Investor @ Dzhel Ventures	2018
Aaron Kuntz	Finance / Operations @ Self	2018
Jeremy Barnett	CEO @ Rad Intelligence	2018

Officers

OFFICER	TITLE	JOINED
Marco Hansell	CRO	2019
Mark De Castro	COO	2019
Aaron Kuntz	CFO	2018
Jeremy Barnett	CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Dzhel Ventures	3,942,557 Common Stock	29.0%
Jeremy Barnett	6,500,000 Common Stock	47.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$500	SAFE
03/2018	$272,000	Priced Round
12/2019	$100,000	SAFE
12/2019	$310,000	Loan
11/2019	$500,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/15/2019	$500,000	4.0%	15.0%	$4,000,000	11/16/2023

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Dzhel Ventures	12/27/2019	$310,000	$310,000	4.0%	03/29/2024	Yes

Related Party Transactions

None.

Use of Funds

$100,000	60% towards technology development, 32.5% business development, 7.5% Wefunder Fees
$1,070,000	50% towards technology development, 42.5% business development, 7.5% Wefunder fees

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	18,883,693	10,050,000	Yes

The Funding Portal

Rad Intelligence is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.